Exhibit 99.1

FCHL to Effect Share Consolidation on May 4, 2026

SINGAPORE, April 30, 2026 (GLOBE NEWSWIRE) — Fitness Champs Holdings Limited (“Fitness Champs Holdings”, “FCHL” or the “Company”) (NASDAQ: FCHL), a distinguished aquatic sports education provider in Singapore, today announced that the Company’s board of directors approved on March 24, 2026 that the authorized, issued, and outstanding shares of the Company be consolidated on a 30 for 1 ratio with the marketplace effective date of May 4, 2026.

The objective of the share consolidation is to enable the Company to ensure compliance with Nasdaq Marketplace Rule 5550(a)(2).

Beginning with the opening of trading on May 4, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “FCHL” but under a new CUSIP number, G3580P307.

As a result of the share consolidation, each 30 ordinary shares outstanding will automatically combine and convert to one issued and outstanding ordinary share without any action on the part of the shareholders. The number of issued and outstanding Class A ordinary shares of the Company as of April 29, 2026 will be correspondingly reduced from 36,950,899 to approximately 1,231,697, and the number of issued and outstanding Class B ordinary shares of the Company will be correspondingly reduced from 580,524 to approximately 19,351, in each case subject to adjustment for rounding. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

About Fitness Champs Holdings Limited

Fitness Champs Holdings Limited is a distinguished aquatic sports education provider, offering general swimming lessons to children and adults, with ladies-only swimming lessons available, as well as aquatic sports classes such as competitive swimming and lifesaving. The Company is one of the largest providers of swimming lessons to children enrolled in public schools under the Ministry of Education of Singapore in Singapore through the SwimSafer program, and has been offering private swimming lessons to children, youths and adults under its brand “Fitness Champs” since 2012. The Company aims to make swimming an enjoyable and affordable sport for children and adults, for water safety and as a way of keeping fit and healthy. Fitness Champs also plans to grow into a diversified sports education provider by expanding its offerings to include other sports such as pickleball. For more information, please visit the Company’s website at https://ir.fitnesschamps.sg/.

For investor and media inquiries, please contact:

Email: ir@fitnesschampsaquatics.com